Exhibit 99.3
CERTIFICATION
     In connection with the periodic report of Gerdau Ameristeel Corporation (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission (the “Report”), I, Mario Longhi, President and Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:
     The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and
     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.
     This Certification has not been, and shall not be deemed, “filed” with the Securities and Exchange Commission.
Date: March 30, 2009

By:	/s/ Mario Longhi
Mario Longhi
President and Chief Executive Officer